Filed Pursuant to Rule 424(b)(3)

Registration No.: 333-216155

August 30, 2018

MEDIGUS LTD.

PROSPECTUS SUPPLEMENT NO. 1

TO PROSPECTUS DATED APRIL 13, 2018

This prospectus supplement supplements our prospectus dated April 13, 2018, or the Prospectus, relating to the offer and sale of 573,215 American Depositary Shares, or ADSs, representing 11,464,300 ordinary shares, par value NIS 1.00 per share, or the Ordinary Shares, which are issuable upon the exercise of 535,715 outstanding Series A warrants and 37,500 warrants issued to the placement agent in our public offering, or the Placement Agent Warrants, which closed on March 29, 2017, pursuant to a prospectus dated March 23, 2017.

Each four Series A warrants is exercisable into one American Depository Share, or ADS, representing 20 ordinary shares, at an exercise price of $14 per ADS, collectively, the Series A Warrants. Series A Warrants are exercisable either immediately (or, at the election of the purchaser, six months following the issuance date) and until five years from the date on which they were issued. Each four Placement Agent Warrants are exercisable into one ADS, immediately and until five years from the date on which it was issued at an exercise of $17.5 per ADS.

We will receive all of the proceeds from the exercise of the Series A Warrants and the Placement Agent Warrants, collectively the Warrants.

We will not receive any proceeds from any such sale of the ADS to be issued as a result of the exercise of the Warrants.

This prospectus supplement is being filed to include the information set forth in the Immediate Report on Form 6-K furnished on August 30, 2018, with the U.S. Securities and Exchange Commission, which is set forth below. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

The ADSs trade on The NASDAQ Capital Market, or NASDAQ, under the symbol “MDGS.” On August 29, 2018, the last reported sale price of the ADSs on NASDAQ was $3.09 per ADS. Our ordinary shares trade on the Tel Aviv Stock Exchange Ltd., or TASE, under the symbol “MDGS.” On August 29, 2018, the last reported sale price of our ordinary shares on the TASE was NIS 0.56, or $0.15 per share (based on the exchange rate reported by the Bank of Israel on such date). There is currently no established public trading market for the Series A Warrants. The Series A Warrants are not and will not be listed for trading on any national securities exchange.

Investing in our securities involves a high degree of risk. Before investing in any of our securities, you should read the discussion of material risks in investing in our common stock. See “Risk Factors” on page 12 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

On August 30, 2018, we published our unaudited interim condensed consolidated financial statements, together with our operating and financial review, as of June 30, 2018, and for the three and six months then ended, both of which are presented herein below.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

MEDIGUS LTD.

TABLE OF CONTENTS

Page
Interim Condensed Consolidated Financial Statements – in US Dollars (USD) in thousands
Interim Condensed Consolidated Balance Sheets	2 - 3
Interim Condensed Consolidated Statements of Profit (Loss) and Other Comprehensive Profit (Loss)	4
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity	5 - 8
Interim Condensed Consolidated Statements of Cash Flows	9 - 10
Notes to the Interim Condensed Consolidated Financial Statements	11 - 18

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2018	2017
	Unaudited	Audited
	USD in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	$4,032	$2,828
Short-term deposit	-	3,498
Accounts receivables - trade	41	18
Other current assets	358	290
Inventory	132	180
	$4,563	$6,814

NON-CURRENT ASSETS:
Inventory	120	260
Property and equipment, net	102	120
Intangible assets, net	16	16
	$238	$396

TOTAL ASSETS	$4,801	$7,210

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2018	2017
	Unaudited	Audited
	USD in thousands
Liabilities and equity

CURRENT LIABILITIES:
Accounts payables - trade	$66	$190
Other current liabilities	662	767
	$728	$957
NON-CURRENT LIABILITIES:
Contract liability	118	118
Warrants at fair value	534	559
Retirement benefit obligation , net	62	65
	$714	$742
TOTAL LIABILITIES	$1,442	$1,699

SHAREHOLDERS’ EQUITY:
Ordinary share capital*	5,292	5,292
Share premium	55,145	55,040
Other capital reserves	302	330
Warrants	730	730
Accumulated deficit	(58,110)	(55,881)
TOTAL SHAREHOLDERS’ EQUITY	$3,359	$5,511

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,801	$7,210

*	On July 9, 2018, the Company implemented a 10-for-1 consolidation of its ordinary shares with a market effective date of July 13, 2018, which was applied retrospectively for the calculation of the basic and diluted earnings (loss) per ordinary share.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT (LOSS) AND OTHER COMPREHENSIVE PROFIT (LOSS)

	Three months ended		Six months ended		Year ended
	June 30,		June 30,		December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	USD in thousands
Revenues	$54	$82	$121	$196	$467
Cost of revenues:
Products and services	27	29	65	76	219
Inventory impairment	99	-	144	297	297
Gross profit (loss)	(72)	53	(88)	(177)	(49)
Research and development expenses	471	615	962	1,090	2,208
Sales and marketing expenses	240	236	502	382	846
General and administrative expenses	337	550	720	1,939	3,005
Operating loss	(1,120)	(1,348)	(2,272)	(3,588)	(6,108)
Profit (loss) from changes in fair value of warrants issued to investors	(38)	2,137	25	2,334	3,502
Financial income in respect of deposits and exchange rate differences, net	23	20	39	57	71
Financial expenses in respect of bank commissions	(3)	(8)	(6)	(11)	(17)
Financial income (loss), net	(18)	2,149	58	2,380	3,556
Profit (loss) before taxes on income	(1,138)	801	(2,214)	(1,208)	(2,552)
Taxes benefit (Taxes on income)	(11)	(13)	(15)	(17)	7
Profit (loss) and total comprehensive profit (loss) for the period	$(1,149)	$788	$(2,229)	$(1,225)	$(2,545)

Basic earnings (loss) per ordinary share*	$(0.06)	$0.06	$(0.12)	$(0.13)	$(0.20)
Diluted earnings (loss) per ordinary share*	$(0.06)	$0.02	$(0.12)	$(0.17)	$(0.23)

Weighted average number of ordinary shares outstanding used to compute (in thousands)*

Basic earnings (loss) per ordinary share*	$19,179	$13,767	$19,179	$9,236	$12,568
Diluted earnings (loss) per ordinary share*	$19,179	$15,128	$19,179	$10,001	$12,969

*	On July 9, 2018, the Company implemented a 10-for-1 consolidation of its ordinary shares with a market effective date of July 13, 2018, which was applied retrospectively for the calculation of the basic and diluted earnings (loss) per ordinary share.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Shareholders’ equity attributed to the owners of the Company
	Ordinary shares*	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total shareholders’ equity
	Unaudited
	USD in thousands
BALANCE AS OF APRIL 1, 2018	$5,292	$55,040	$947	$538	$(1,117)	$730	$(56,961)	$4,469
CHANGES DURING THE THREE-MONTH PERIOD ENDED JUNE 30, 2018:

Total comprehensive loss for the period	-	-	-	-	-	-	(1,149)	(1,149)

TRANSACTIONS WITH SHAREHOLDERS:
Stock-based compensation in connection with options granted to employees and service providers	-	-	39	-	-	-	-	39
Expiration of options granted previously to employees and service providers	-	105	(105)	-	-	-	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS	-	105	(66)	-	-	-	-	39
BALANCE AS OF JUNE 30, 2018	$5,292	$55,145	$881	$538	$(1,117)	$730	$(58,110)	$3,359

*	On July 9, 2018, the Company implemented a 10-for-1 consolidation of its ordinary shares with a market effective date of July 13, 2018, which was applied retrospectively for the calculation of the basic and diluted earnings (loss) per ordinary share.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Shareholders’ equity attributed to the owners of the Company
	Ordinary shares*	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Receipts on account of shares	Warrants	Accumulated deficit	Total shareholders’ equity
	Unaudited
	USD in thousands
BALANCE AS OF APRIL 1, 2017	$2,711	$54,140	$992	$538	$(1,117)	$686	$1,057	$(55,349)	$3,658
CHANGES DURING THE THREE-MONTH PERIOD ENDED JUNE 30, 2017:

Total comprehensive profit for the period	-	-	-	-	-	-	-	788	788

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of ordinary shares related to warrants exercised in prior period	405	281	-	-	-	(686)	-	-	-
Exercise of warrants	874	208				-	-	-	1,082
Stock-based compensation in connection with options granted to employees and service providers	-	-	6	-	-	-	-	-	6
Forfeiture and expiration of options granted previously to employees and service providers	-	49	(49)	-	-	-	-	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS	1,279	538	(43)	-	-	(686)	-	-	1,088
BALANCE AS OF JUNE 30, 2017	$3,990	$54,678	$949	$538	$(1,117)	$-	$1,057	$(54,561)	$5,534

*	On July 9, 2018, the Company implemented a 10-for-1 consolidation of its ordinary shares with a market effective date of July 13, 2018, which was applied retrospectively for the calculation of the basic and diluted earnings (loss) per ordinary share.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Shareholders’ equity attributed to the owners of the Company
	Ordinary shares*	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total shareholders’ equity
	Unaudited
	USD in thousands
BALANCE AS OF JANUARY 1, 2018 (Audited)	$5,292	$55,040	$909	$538	$(1,117)	$730	$(55,881)	$5,511
CHANGES DURING THE SIX-MONTH PERIOD ENDED JUNE 30, 2018:

Total comprehensive loss for the period	-	-	-	-	-	-	(2,229)	(2,229)

TRANSACTIONS WITH SHAREHOLDERS:
Stock-based compensation in connection with options granted to employees and service providers	-	-	77	-	-	-	-	77
Expiration of options granted previously to employees and service providers	-	105	(105)	-	-	-	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS	-	105	(28)	-	-	-	-	77
BALANCE AS OF JUNE 30, 2018	$5,292	$55,145	$881	$538	$(1,117)	$730	$(58,110)	$3,359

*	On July 9, 2018, the Company implemented a 10-for-1 consolidation of its ordinary shares with a market effective date of July 13, 2018, which was applied retrospectively for the calculation of the basic and diluted earnings (loss) per ordinary share.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Shareholders’ equity attributed to the owners of the Company
	Ordinary shares*	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total shareholders’ equity
	Unaudited
	USD in thousands
BALANCE AS OF JANUARY 1, 2017 (Audited)	$1,189	$53,817	$779	$538	$(1,117)	$1,057	$(53,336)	$2,927
CHANGES DURING THE SIX-MONTH PERIOD ENDED JUNE 30, 2017:

Total comprehensive loss for the period	-	-	-	-	-	-	(1,225)	(1,225)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	1,344	179	221	-	-	-	-	1,744
Exercise of warrants, net	1,457	613	-	-	-	-	-	2,070
Stock-based compensation in connection with options granted to employees and service providers	-	-	18	-	-	-	-	18
Forfeiture and expiration of options granted previously to employees and service providers	-	69	(69)	-	-	-	-	-
TOTAL TRANSACTIONS WITH SHAREHOLDERS	2,801	861	170	-	-	-	-	3,832
BALANCE AS OF JUNE 30, 2017	$3,990	$54,678	$949	$538	$(1,117)	$1,057	$(54,561)	$5,534

*	On July 9, 2018, the Company implemented a 10-for-1 consolidation of its ordinary shares with a market effective date of July 13, 2018, which was applied retrospectively for the calculation of the basic and diluted earnings (loss) per ordinary share.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	Unaudited
	USD in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash flows used in operations (see Appendix)	$(994)	$(1,453)	$(2,304)	$(2,596)
Interest received	36	-	36	-
Income tax paid	(4)	(13)	(6)	(17)
Net cash flow used in operating activities	$(962)	$(1,466)	$(2,274)	$(2,613)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	-	(5,543)	-	(5,543)
Withdrawal of short-term deposits	3,498	1,000	3,498	1,000
Purchase of intangible assets	(2)	-	(4)	-
Net cash flow generated from (used in) investing activities	$3,496	$(4,543)	$3,494	$(4,543)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants, net of issuances costs	-	-	-	6,513
Proceeds from exercise of warrants	-	6	-	10
Net cash flow generated from financing activities	$-	$6	$-	$6,523

INCREASE (DECREADE) IN CASH AND CASH EQUIVALENTS	2,534	(6,003)	1,220	(633)
BALANCE OF CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	1,520	8,420	2,828	3,001
GAIN (LOSS) FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(22)	27	(16)	76
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$4,032	$2,444	$4,032	$2,444

Supplementary information on activities not involving cash flows -
Exercise of warrants	$-	$1,076	$-	$2,060

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix to the condensed consolidated statements of cash flows:

	Three months ended		Six months ended
	June 30,		June 30,
	2018	2017	2018	2017
	Unaudited
	USD in thousands
Net cash used in operations:
Profit (loss) for the period before taxes on income	$(1,138)	$801	$(2,214)	$(1,208)
Adjustment in respect of:
Retirement benefit obligation, net	(3)	7	(3)	7
Inventory impairment	99	-	144	297
Depreciation	8	16	18	31
Amortization	2	4	4	9
Loss (gain) from exchange differences on cash and cash equivalents	22	(27)	16	(76)
Interest received	(36)	-	(36)	-
Stock-based compensation in connection with options granted to employees and service providers	39	6	77	18
Loss (profit) on change in the fair value of warrants issued to investors	38	(2,137)	(25)	(2,334)
Issuance expenses which were attributed to the warrants classified as a financial liability and charged directly to profit or loss	-	-	-	908

Changes in operating asset and liability items:
Decrease (increase) in accounts receivables - trade	(19)	46	(23)	(1)
Decrease (increase) in other current assets	(6)	160	(55)	225
Decrease in accounts payable - trade and contract liability	(16)	(47)	(124)	(250)
Increase (decrease) in other current liabilities	20	(178)	(114)	(135)
Decrease (increase) in inventory	(4)	(104)	31	(87)
Net cash used in operations	$(994)	$(1,453)	$(2,304)	$(2,596)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

a.	Medigus Ltd. (the “Company”) was incorporated in Israel on December 9, 1999 and is resident in Israel. The address of its registered office is P.O. Box 3030, Omer, 8496500.

On July 22, 2007 the Company established a wholly owned subsidiary, MEDIGUS USA LLC, in the USA (hereinafter - the “Subsidiary”).

The Subsidiary has not been engaged in any business activities until October 2013.

On October 1, 2013, the Company and its Subsidiary entered into an inter-company agreement whereby the Subsidiary provides services to the Company in consideration for a reimbursement of its costs plus a reasonable premium.

The Company together with its subsidiary (hereinafter – the “Group”) is a medical device group specializing in developing innovative endoscopic procedures and devices. To date most of the Group’s research and development activities have been focused in developing and manufacturing of the Medigus Ultrasonic Surgical Endostapler (hereinafter - “MUSE”) endoscopy system, a FDA approved system, for the treatment of gastroesophageal reflux disease (hereinafter - “GERD”). In addition, the Group uses the technological platform it developed for the purpose of additional special systems and products that are suitable for both medical and industrial applications.

To date, the Group continues negotiations to market the MUSE endoscopy system, together with marketing and selling miniature cameras and related equipment.

b.	On July 9, 2018 the Company, held an Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) at the Company’s offices. At the Extraordinary Meeting, the shareholders of the Company approved to amend the Company’s articles of association, and a reverse split of the Company’s ordinary shares. Following the approval of the shareholders, the Company effected a reverse split of the Company’s ordinary shares at the ratio of 10:1, such that each ten ordinary shares, par value New Israeli Shekel (“NIS”) 0.10 per share, consolidated into one ordinary share, par value NIS 1.00 (the “Reverse Split”). The record date for determining which holders of the Company’s ordinary shares, and which holders of warrants or options to purchase ordinary shares, will have their holdings adjusted as a result of the Reverse Split was on July 13, 2018.

Concurrently with the Reverse Split, the Company effected a change in the ratio of ordinary shares to each of the Company’s American Depositary Shares (“ADSs”), such that after the Reverse Split was implemented each ADS represents 20 post-Reverse Split ordinary shares, instead of 50 pre-Reverse Split ordinary shares.

Following the transactions mentioned above, the Company’s outstanding ordinary shares were reduced to approximately 19.1 million, which is equivalent to approximately 0.95 million ADSs.

The effect of such consolidation was applied retrospectively for all the amount of shares, warrants, related par value and others presented in this note and elsewhere in the interim condensed consolidated financial statements.

The Company’s shareholders also approved an increase of the authorized share capital of the Company by an additional NIS 80,000,000, such that the authorized share capital increased to NIS 160,000,000, consisting of 160,000,000 ordinary shares par value NIS 1.00 each.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (continued):

c.	Since incorporation through June 30, 2018, the Group has an accumulated deficit of approximately $58.1 million and its activities have been funded mainly by its shareholders. The Group’s cash and cash equivalents as of June 30, 2018, as well as its proceeds from issuance of ordinary shares and warrants in the public offering as detailed in Note 8 (b), will allow the Group to fund its operating plan through at least the next 12 months. However, the Group expects to continue to incur significant research and development and other costs related to its ongoing operations and in order to continue its future operations, the Group will need to obtain additional funding until becoming profitable.

NOTE 2 - BASIS FOR PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:

a.	The Group’s interim condensed consolidated financial information as of June 30, 2018, and for the six and three-month interim periods ended on that date (hereinafter - “The Interim Financial Information”) has been prepared in accordance with the guidance of IAS 34 ‘Interim Financial Reporting’.

The Interim Financial Information has been prepared on the basis of the accounting policies adopted in the Group’s audited consolidated financial statements for the year ended December 31, 2017 (“Annual Financial Statements”), which were prepared in accordance with International Financial Reporting Standards as adopted by the EU. This Interim Financial Information should be read in conjunction with the 2017 Annual Financial Statements and notes thereto issued on March 22, 2018.

The Interim Financial Information is unaudited, does not constitute statutory accounts and does not contain all the information and footnotes required by accounting principles generally accepted under International Financial Reporting Standards for annual financial statements

These interim condensed consolidated financial statements were approved on August 30, 2018.

b.	Estimates

The preparation of the interim condensed consolidated financial statements requires the Group’s management to exercise judgment and also requires use of accounting estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

In the preparation of these interim condensed consolidated financial statements, the significant judgments exercised by management in the application of the Group’s accounting policies and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group’s 2017 Annual Financial Statements.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - BASIS FOR PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued):

c.	Amendments to existing standards which become effective since 2018:

a)	International Financial Reporting Standard 15 “Revenues from Contracts with Customers” (hereinafter – IFRS 15):

IFRS 15 replace the directives on the subject of recognizing revenues that previously existing under International Financial Reporting Standards and introduces a new revenue model from customer contracts.

The core principle of IFRS 15 is that revenues from contracts with customers must be recognized in a way that reflects the transfer of control of goods or services supplied to customers in the framework of the contracts by amounts which reflect the proceeds that the entity expects that it will be entitled to receive for those goods or services.

IFRS 15 sets forth a single model for recognizing revenues, according to which the entity will recognize revenues according to the said core principle by implementing five stages:

(1)	Identifying the contract(s) with the customer.

(2)	Identifying the separate performance obligations in the contract.

(3)	Determining the transaction price.

(4)	Allocating the transaction price to separate performance obligations in the contract.

(5)	Recognizing revenue when (or as) each of the performance obligations is satisfied.

The Group applies IFRS 15 using the modified retrospective approach starting on January 1, 2018, in accordance with the transitional directive, which allows recognition of the cumulative effect of the initial application as an adjustment to the opening balance of equity of initial application.

The initial implementation of IFRS 15 did not have a material effect on the consolidated financial statements of the Group.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - BASIS FOR PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued):

b)	International Financial Reporting Standard 9 “Financial Instruments” (hereinafter – “IFRS 9”):

IFRS 9 deals with the classification, measurement and recognition of financial assets and financial liabilities. The full version of IFRS 9 was published in July 2014. This Standard replaces the present existing directives in International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” (hereinafter – “IAS 39”) regarding the classification and measurement of financial instruments. IFRS 9 leaves the measurement model connected with measuring financial assets, but simplifies it and sets forth three main categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The classification is based on the business model of the entity and on characteristics of the contractual cash flows of the financial asset. Investments in capital instruments will be measured at fair value through profit or loss. Nevertheless, the entity’s management can choose, on the date of initial recognition, irrevocably, to present the changes in fair value of an investment in a capital instrument in other comprehensive income, without recycling them to profit or loss.

The Standard presents a new model for an impairment of financial instruments, based on the Expected Credit Loss Model. This model replaces the existing model in IAS 39, which is based on the Incurred Loss Model. The new impairment model requires the recognition of impairment provisions based on expected credit losses rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortized cost, debt instruments measured at fair value in other comprehensive income and contract assets under IFRS 15 Revenue from Contracts with Customers. The new model, may result in an earlier recognition of credit losses.

Regarding classification and measurement of financial liabilities, there were no changes, excluding the recognition of changes in the fair value of liabilities designated to the fair value through “profit or loss” category, resulting from the entity’s own credit risk, in other comprehensive income.

The Group applies IFRS 9 retroactively starting on January 1, 2018, in accordance with the transitional directive, which allows recognition of the cumulative effect of the initial application as an adjustment to the opening balance of equity of initial application.

The initial implementation of IFRS 9 did not have a material effect on the consolidated financial statements of the Group.

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - BASIS FOR PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued):

d.	Standards which are not yet effective and have not been early adopted by the Group:

International Financial Reporting Standard 16 “Leases” (hereafter – “IFRS 16”).

The standard requires lessees, with certain exceptions, to recognize a lease liability reflecting future lease payments and a “right of use asset” for lease contracts. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted if IFRS 15, “Revenue from contracts with customers”, is also applied. The Company has examine the expected effects of the application of IFRS 16 on its consolidated financial statements. The Company intends to apply IFRS 16 on the date it becomes effective as from the first quarter of 2019, in accordance with the transitional directive, which allows recognition of the cumulative effect of the initial application as an adjustment to the opening balance of equity of initial application.

Based on such examination, management concluded that the implementation of IFRS 16 will not have a material effect on its consolidated financial statements.

NOTE 3 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Estimates of fair value

Financial instruments are measured at fair value, according to valuation methods. Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The following table presents the group’s financial liabilities measured at fair value, net of unrecognized Day 1 Loss:

	June 30,	December 31,
	2018	2017
	Unaudited	Audited
	USD in thousands
Fair value of warrants	$948	$1,028
Unrecognized Day 1 Loss	(414)	(469)
Warrants, net	$534	$559

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INVENTORY:

Composed as follows:

	June 30,	December 31,
	2018	2017
	Unaudited	Audited
	USD in thousands
Current assets:
Raw materials and supplies	$69	$67
Work in progress	34	79
Finished goods	29	34
	$132	$180

Non-current assets:
Raw materials and supplies	561	557
Provision for impairment of raw materials and supplies	(441)	(297)
	$120	$260

NOTE 5 - REVENUES:

Disaggregation of Revenue

The table below set forth our revenues by product for the periods presented:

	Three month ended		Six month ended		Year ended
	June 30,		June 30,		December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	USD in thousands
MUSE™ system and related equipment	$-	$10	$21	$57	$161
Miniature camera and related equipment	54	72	100	139	306
Total	$54	$82	$121	$196	$467

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - TRANSACTIONS WITH RELATED PARTIES:

“Related Parties” – As defined in IAS 24 – ‘Related Party Disclosures” (hereinafter- “IAS 24”)

Key management personnel of the Company - included together with other entities, in the said definition of “Related Parties” mentioned in IAS 24, include some members of senior management.

a.	Transactions with related parties:

1)	Three month ended		Six month ended		Year ended
	June 30,		June 30,		December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
	USD in thousands
Payroll and related expenses to the Chief Executive Officer of the Company*	$91	$160	$195	$237	$478
Compensation to the directors of the Company, all not employed by the Company	$21	$27	$39	$43	$71

*	Includes granted options benefit aggregated to $7 thousand and $2 thousand for the three months period ended June 30, 2018 and 2017, respectively, $14 thousand and $3 thousand for the six months period ended June 30, 2018 and 2017, respectively and $11 thousand for the year ended December 31, 2017.

2)	Indemnification, exemption and insurance for directors and officers of the Company

a.	The Company provides its directors and officers with an obligation for indemnification and exemption.

b.	The Company maintain an active Directors and Officers’ insurance policy. The annual premium of the current policy was $80 thousand, such policy provide a coverage of $12 million with various deductible amounts not exceeding $350 thousand based on the claim geographic region.

b.	Balances with related parties:

	June 30,	December 31,
	2018	2017
	Unaudited	Audited
	USD in thousands
Current liabilities, presented in the balance sheets among “accounts payable and accruals”:
Directors fee	$22	$16
Chief Executive Officer bonus provision	-	56
	$22	$72

MEDIGUS LTD.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - LEGAL PROCEEDING:

The Company was subject to a withholding tax audit in Israel for the four years ended December 31, 2014. The Israeli Tax authorities (hereinafter – “ITA”) completed their audit on October 6, 2016 and issued an assessment claiming additional NIS 5.3 million (approximately $1.5 million) withholding taxes for the period mentioned, mainly related to the Company’s prior CEO’s compensation. The Company recorded a provision of NIS 50 thousands (approximately $14 thousands) based on its best estimate as of March 31, 2018 in connection with such audit. In June 20, 2018, the Company reached an agreement with the ITA, based on that agreement, the Company was obligated to pay NIS 25,000 (approximately $7 thousands), such amount was paid on July 17, 2018 and the provision mentioned before was reversed as of June 30, 2018.

NOTE 8 - SUBSEQUENT EVENTS:

a.	On July 9, 2018, the Company held an Extraordinary Meeting, refer to note 1b for additional information regarding the resolutions approved in such meeting.

b.	On July 23, 2018, the Company completed a public offering for approximately $9.9.million gross proceeds, or $8.6 million net of issuance costs via issuing: (a) 577,529 units at a price of $3.50 per unit, each unit consists of (i) one ADS and (ii) one Series C warrant to purchase one ADS for an exercise price of $3.50 per warrant for five years and (b) 2,260,145 pre-funded units at a price of $3.49 per unit, each unit consists of (i) one pre-funded warrant to purchase one ADS for an exercise price of $0.01 with no time limitation and (ii) one Series C warrant to purchase one ADS for an exercise price of $3.50 per warrant for five years.

As part of such offering, the Company provided the underwriters an option exercisable within 30 days to purchase: (a) up to 425,651 additional ADSs for $3.50 per ADS and (b) up to 425,651 options for of $0.01 per option to purchase up to 425,651 Series C warrants to purchase up to an additional 425,651 ADSs for $3.50 per warrant for five years, the underwriters exercised only the latter option. The Company was also obligated to issue the underwriters 198,637 warrants to purchase 198,637 ADS’s for an exercise price of $4.375 per warrant for five years once the Company increases its authorized share capital.

As of the approval date of these financial statements only 429,000 pre funded warrants remained unexercised.

Following the offering mentioned above and assuming all the remaining pre-funded will be exercised, the Company’s outstanding ordinary shares are expected to increase to approximately 75.9 million, which is equivalent to approximately 3.8 million ADSs.

Medigus Ltd.

Operating and Financial Review as of June 30, 2018, and for the three and six months then ended

The information contained in this section should be read in conjunction with (1) our unaudited interim condensed consolidated financial statements as of June 30, 2018, and for the three and six months then ended and related notes included in this report and (2) our audited consolidated financial statements as of December 31, 2017, and for the year then ended and related notes, which embedded within our 2017 Form 20-F filed with the Securities and Exchange Commission on March 22, 2018, or the annual report, and the other information contained in such annual report. Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report under the heading “Risk Factors.”

Three months ended June 30, 2018 compared to three months ended June 30, 2017

Revenues

Revenues for the three months ended June 30, 2018, were $54,000, a decrease of $28,000, or 34%, compared to $82,000 for the three months ended June 30, 2017.

The table below set forth our revenues by product for the periods presented:

	Three month ended
	June 30, 2018		June 30, 2017
U.S. dollars; in thousands	Unaudited
MUSETM system and related equipment	-	0%	10	12%
Miniature camera and related equipment	54	100%	72	88%
Total	54	100%	82	100%

The decrease was primarily due to lower products sold in the three months ended June 30, 2018 vs. the three months ended June 30, 2017.

Cost of revenues and inventory impairment

Cost of revenues and inventory impairment for the three months ended June 30, 2018, were $126,000, an increase of $97,000, or 334%, compared to $29,000 for the three months ended June 30, 2017. The increase was primarily due to an increase in inventory impairment of $99,000. This amount was recorded as a result of an inventory analysis management performed. Such analysis matched between the inventory items held by the Company each balance sheet cut-off date compared to management forecast. The excess inventory represented the inventory impairment that was recorded.

Gross Profit (Loss)

Gross loss for the three months ended June 30, 2018, was $72,000, a decrease of $125,000, compared to gross profit of $53,000 for the three months ended June 30, 2017. The decrease was primarily due to the inventory impairment of $99,000 recorded in the three months ended June 30, 2018 and also due to the decrease in revenues period over period.

Research and Development Expenses

Research and development expenses for the three months ended June 30, 2018, were $471,000, a decrease of $144,000, or 23%, compared to $615,000 for the three months ended June 30, 2017. The decrease was primarily due to bonuses to employees that were recorded during the three months ended June 30, 2017 and due to marketing efforts which were implemented recently by the Company, such efforts include among other things allocating part of two employees’ salaries from research and development line item to the sales and marketing line item due to the nature of their current work.

Sales and Marketing Expenses

Sales and marketing expenses for the three months ended June 30, 2018, were $240,000, an increase of $4,000, or 2%, compared to $236,000 for the three months ended June 30, 2017. The increase was primarily due to marketing efforts which were implemented recently by the Company, such efforts include among other things allocating part of two employees’ salaries to the sales and marketing line item due to the nature of their current work, such increase was almost completely offset by bonuses to employees that were recorded during the three months ended June 30, 2017.

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2018, were $337,000, a decrease of $213,000, or 39%, compared to $550,000 for the three months ended June 30, 2017. The decrease was primarily due to bonuses to employees that were recorded during the three months ended June 30, 2017 and due to a settlement with the Company’s former secretary and internal legal advisor that recorded in the three months ended June 30, 2017.

Operating loss

We incurred an operating loss of $1,120,000 for the three months ended June 30, 2018, a decrease of $228,000 or 17%, compared to operating loss of $1,348,000 for the three months ended June 30, 2017. The decrease in operating results was due to $144,000 decrease in research and development expenses, $213,000 decrease in general and administrative expenses, partially offset by $125,000 increase in gross loss and $4,000 increase in sales and marketing expenses.

Finance income (loss), net

Finance loss, net for the three months ended June 30, 2018, were $18,000, a decrease of $2,167,000, compared to finance income $2,149,000 for the three months ended June 30, 2017. The decrease was primarily due to lower profit from changes in fair value of warrants issued to investors in the three months ended June 30, 2018 vs. the three months ended June 30, 2017.

Warrants issued to investors classified as either liabilities or as part of the shareholders’ equity based on the accounting guidance established in connection with the rights attached to the warrants. The warrants that were classified as liabilities due to a cashless exercise mechanism are subject to adjustment to fair value each balance sheet cut-off date based on the Black and Scholes model. This adjustment is presented separately within the consolidated statement of loss and other comprehensive loss. The significant profit recorded during the three months ended June 30, 2017 derived from a decrease in the fair value of the warrants classified as liabilities relating primarily to warrants that were issued during the first quarter of 2017, and was primarily due to a reduction in price of the Company’s ordinary shares and the fact that remaining exercise period was shortened.

Profit (Loss) before taxes on income

We incurred loss before taxes on income of $1,138,000 for the three months ended June 30, 2018, a decrease of $1,939,000, compared to a profit before taxes on income of $801,000 for the three months ended June 30, 2017. The decrease was due to $2,167,000 decrease in finance income, net, partially offset by $228,000 decrease in operating loss.

Taxes on income

Taxes on income for the three months ended June 30, 2018, were $11,000 a decrease of $2,000, or 15%, compared to $13,000 for the three months ended June 30, 2017.

Profit (Loss) and total comprehensive profit (loss) for the period

We incurred a loss and total comprehensive loss of $1,149,000 or negative $0.06 per basic and diluted ordinary share for the three months ended June 30, 2018, a decrease of $1,937,000, compared to a profit and total comprehensive profit of $788,000 or $0.06 per basic and $0.02 per diluted ordinary share for the three months ended June 30, 2017. The decrease was due to $1,939,000 increase in loss before taxes in income (as mentioned above, the major change was due to lower profit from changes in fair value of warrants issued to investors in the three months ended June 30, 2018 vs. the three months ended June 30, 2017), partially offset by a decrease of $2,000 in taxes on income

Six months ended June 30, 2018 compared to six months ended June 30, 2017

Revenues

Revenues for the six months ended June 30, 2018, were $121,000, a decrease of $75,000, or 38%, compared to $196,000 for the six months ended June 30, 2017.

The table below set forth our revenues by product for the periods presented:

	Six month ended
	June 30, 2018		June 30, 2017
U.S. dollars; in thousands	Unaudited
MUSETM system and related equipment	21	17%	57	29%
Miniature camera and related equipment	100	83%	139	71%
Total	121	100%	196	100%

The decrease was primarily due to lower products sold in the six months ended June 30, 2018 vs. the six months ended June 30, 2017.

Cost of revenues and inventory impairment

Cost of revenues and inventory impairment for the six months ended June 30, 2018, were $209,000, a decrease of $164,000, or 44%, compared to $373,000 for the six months ended June 30, 2017. The decrease was primarily due to lower inventory impairment period over period. Those amounts were recorded as a result of an inventory analysis management performed. Such analysis matched between the inventory items held by the Company each balance sheet cut-off date compared to management forecast. The excess inventory represented the inventory impairment that was recorded.

Gross loss

Gross loss for the six months ended June 30, 2018, was $88,000, a decrease of $89,000, compared to gross loss of $177,000 for the six months ended June 30, 2017. The decrease was primarily due to a decrease in inventory impairment of $153,000 partially offset by decrease in revenues period over period.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2018, were $962,000, a decrease of $128,000, or 12%, compared to $1,090,000 for the six months ended June 30, 2017. The decrease was primarily due to bonuses to employees that were recorded during the three months ended June 30, 2017 and due to marketing efforts which were implemented recently by the Company, such efforts include among other things allocating part of two employees’ salaries from research and development line item to the sales and marketing line item due to the nature of their current work which include training doctors and supporting them throughout their first few procedures.

Sales and Marketing Expenses

Sales and marketing expenses for the six months ended June 30, 2018, were $502,000, an increase of $120,000, or 31%, compared to $382,000 for the six months ended June 30, 2017. The increase was primarily due to marketing efforts which were implemented recently by the Company, such efforts include among other things allocating part of two employees’ salaries to the sales and marketing line item due to the nature of their current work which include training doctors and supporting them throughout their first few procedures.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2018, were $720,000, a decrease of $1,219,000, or 63%, compared to $1,939,000 for the six months ended June 30, 2017. The decrease was primarily due to professional services of approximately $0.9 million in connection with issuance expenses which were attributed to warrants classified as liabilities during three months ended March 31, 2017, as a result, such amount was allocated directly to the consolidated statement of loss and other comprehensive loss, bonuses to employees that were recorded during the three months ended June 30, 2017 and due to a settlement with the Company’s former secretary and internal legal advisor that recorded in the three months ended June 30, 2017.

Operating loss

We incurred an operating loss of $2,272,000 for the six months ended June 30, 2018, a decrease of $1,316,000 or 37%, compared to operating loss of $3,588,000 for the six months ended June 30, 2017. The decrease in operating results was due $89,000 decrease in gross loss, $128,000 decrease in research and development expenses, $1,219,000 decrease in general and administrative expenses, partially offset by $120,000 increase in sales and marketing expenses.

Finance income (loss), net

Finance income, net for the six months ended June 30, 2018, were $58,000, a decrease of $2,322,000, compared to $2,380,000 for the six months ended June 30, 2017. The decrease was primarily due to lower profit from changes in fair value of warrants issued to investors in the six months ended June 30, 2018 vs. the six months ended June 30, 2017.

Warrants issued to investors classified as either liabilities or as part of the shareholders’ equity based on the accounting guidance established in connection with the rights attached to the warrants. The warrants that were classified as liabilities due to a cashless exercise mechanism are subject to adjustment to fair value each balance sheet cut-off date based on the Black and Scholes model. This adjustment is presented separately within the consolidated statement of loss and other comprehensive loss. The significant profit recorded during the six months ended June 30, 2017 derived from a decrease in the fair value of the warrants classified as liabilities relating primarily to warrants that were issued during the first quarter of 2017, and was primarily due to a reduction in price of the Company’s ordinary shares and the fact that remaining exercise period was shortened.

Loss before taxes on income

We incurred loss before taxes on income of $2,214,000 for the six months ended June 30, 2018, an increase of $1,006,000, compared to a loss before taxes on income of 1,208,000 for the six months ended June 30, 2017. The increase was due to $2,322,000 decrease in finance income, net, partially offset by $1,316,000 decrease in operating loss.

Taxes on income

Taxes on income for the six months ended June 30, 2018, were $15,000 a decrease of $2,000, or 12%, compared to $17,000 for the six months ended June 30, 2017.

Loss and total comprehensive profit (loss) for the period

We incurred a loss and total comprehensive loss of $2,229,000 or negative $0.12 per basic and diluted ordinary share for the six months ended June 30, 2018, an increase of $1,004,000, compared to a loss and total comprehensive loss of $1,225,000 or negative $0.13 per basic and negative $0.17 per diluted ordinary share for the six months ended June 30, 2017. The decrease in loss and total comprehensive loss was due to $1,006,000 decrease in loss before taxes in income, partially offset by a decrease of $2,000 in taxes on income.

Additional information

Public offering:

On July 23, 2018, the Company completed a public offering for approximately $9.9.million gross proceeds, or $8.6 million net of issuance costs via issuing: (a) 577,529 units at a price of $3.50 per unit, each unit consists of (i) one ADS and (ii) one Series C warrant to purchase one ADS for an exercise price of $3.50 per warrant for five years and (b) 2,260,145 pre-funded units at a price of $3.49 per unit, each unit consists of (i) one pre-funded warrant to purchase one ADS for an exercise price of $0.01 with no time limitation and (ii) one Series C warrant to purchase one ADS for an exercise price of $3.50 per warrant for five years.

As part of such offering, the Company provided the underwriters an option exercisable within 30 days to purchase: (a) up to 425,651 additional ADSs for $3.50 per ADS and (b) up to 425,651 options for of $0.01 per option to purchase up to 425,651 Series C warrants to purchase up to an additional 425,651 ADSs for $3.50 per warrant for five years, the underwriters exercised only the latter option. The Company was also obligated to issue the underwriters 198,637 warrants to purchase 198,637 ADS’s for an exercise price of $4.375 per warrant for five years once the Company increases its authorized share capital.

As of the approval date of these financial statements only 429,000 pre funded warrants remained unexercised.

Following the offering mentioned above and assuming all the remaining pre-funded will be exercised, the Company’s outstanding ordinary shares are expected to increase to approximately 75.9 million, which is equivalent to approximately 3.8 million ADSs.

Since incorporation through June 30, 2018, we have an accumulated deficit of approximately $58.1 million and our activities have been funded mainly by our shareholders.   Our cash and cash equivalents as of June 30, 2018, as well as our proceeds from issuance of ordinary shares and warrants in the public offering as detailed above, will allow us to fund our operating plan through at least the next 12 months. However, we expects to continue to incur significant research and development and other costs related to our ongoing operations and in order to continue our future operations, we will need to obtain additional funding until becoming profitable.

Cash flows:

The Company held approximately $4 million in cash and cash equivalents as of June 30, 2018.

Net cash used in operating activities was approximately $1 million and $2.3 for the three and six months, respectively ended June 30, 2018, compared to net cash used in operating activities of approximately $1.5 million and $2.6 million for the three and six months, respectively ended June 30, 2017.

Net cash generated from investing activities was approximately $3.5 million for the three and six months ended June 30, 2018, compared to $4.5 million net cash used in investing activities for the three and six months ended June 30, 2017.

Net cash generated from financing activities was approximately $6.5 million for the six months ended June 30, 2017.

Legal proceeding:

The Company was subject to a withholding tax audit in Israel for the four years ended December 31, 2014. The Israeli Tax authorities (hereinafter – “ITA”) completed their audit on October 6, 2016 and issued an assessment claiming additional NIS 5.3 million (approximately $1.5 million) withholding taxes for the period mentioned, mainly related to the Company’s prior CEO’s compensation. The Company recorded a provision of NIS 50 thousands (approximately $14 thousands) based on its best estimate as of March 31, 2018 in connection with such audit. In June 20, 2018, the Company reached an agreement with the ITA, based on that agreement, the Company was obligated to pay NIS 25,000 (approximately $7 thousands), such amount was paid on July 17, 2018 and the provision mentioned before was reversed as of June 30, 2018.